UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number: 333-226308

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.

(Translation of registrant’s name into English)

9 North West Fourth Ring Road

Yingu Mansion Suite 1708, Haidian District

Beijing, People’s Republic of China 100190

Tel: +86 (10) 8520-5588

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Submission of Matters to a Vote of Security Holders.

China Advanced Construction Materials Group, Inc., a Cayman Islands company (the “Company”) held its annual meeting of shareholders at 10:00 p.m., June 27, 2019, E.T. (10:00 a.m., June 28, 2019, Beijing time) at its principal executive office in Beijing, China. Holders of 3,725,609 shares of the Company's ordinary shares were present in person or by proxy at the annual meeting, representing approximately 54% of the total 6,934,626 outstanding ordinary shares and therefore constituting a quorum of more than a third of the shares outstanding and entitled to vote at the annual meeting of shareholders as of the record date of June 4, 2019. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	To approve and adopt an amendment and restatement of the Company’s memorandum and articles of association, to change the Company’s name from “China Advanced Construction Materials Group, Inc.” to “Huitao Technology Co., Ltd.”;

The shareholders approved the proposal. No broker non-votes are counted.

For	Against	Abstain
3,723,332	2,020	257

2.	Election of Directors;

The following individuals were elected as directors to serve on the Board of Directors (the “Board”) until the annual meeting of shareholders for the year ended June 30, 2020 or until his successor is duly elected and qualified. No broker non-votes are counted.

Director’s Name	For	Withheld
Yang (Sean) Liu	3,724,118	1,491

Lili Jiang	3,723,618	1,991

Yan Zhang	3,724,118	1,491

Jiehui Fan	3,708,617	16,992

Wei Pei	3,708,117	17,492

3.	To approve and adopt the Company’s 2019 Equity Incentive Plan;

The shareholders approved the 2019 Equity Incentive Plan. No broker non-votes are counted.

For	Against	Abstain
3,705,889	19,278	432

4.	To ratify the appointment of Wei, Wei & Co., LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2019;

The shareholders ratified the appointment of Wei, Wei & Co., LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2019. No broker non-votes are counted.

For	Against	Abstain
3,724,315	1,278	16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 1, 2019

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.

By:	/s/ Yang (Sean) Liu
Name:	Yang (Sean) Liu
Title:	Chief Executive Officer

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